                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/04/17: UMC will convene Q1 2019 Investor Conference

99.2                 Announcement on 2019/04/23: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2018/04/24: UMC announced its operating results for the first quarter of 2019

99.4                 Announcement on 2019/04/24: The board meeting approved capital budget execution

99.5                 Announcement on 2019/04/24: The announcement of UMC Board of Directors’ Resolution to convene the Annual General Meeting (Addition of proposals)

99.6                 Announcement on 2018/04/24: Board’s Resolution of share repurchase program

99.7                 Announcement on 2018/04/09: March Revenue

99.8                 Announcement on 2018/04/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q1 2019 Investor Conference

1. Date of the investor conference: 2019/04/24

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q1 2019 Financial and Operating Results

5. The presentation of the investor conference release: It will be released after the investor conference

6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2018/09/28~2019/04/23

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: $1,052,092,651 NTD;

Total transaction price: $1,052,092,651 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price? : NA

14. Has an appraisal report not yet been obtained? : NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction? : NA

23. Is it a related party transaction? : No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party? : NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

UMC announced its operating results for the first quarter of 2019

1. Date of occurrence of the event: 2019/04/24

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2019 Results

Company posts EPS of NT$0.10 in 1Q19;

Board of Directors approves 100% cash dividend payout to shareholders

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2019.

First quarter consolidated revenue was NT$32.58 billion, down 8.3% QoQ from NT$35.52 billion, in 4Q18 and declined 13.1% YoY from NT$37.50 billion in 1Q18. Consolidated gross margin for 1Q19 was 6.9%. Net income attributable to stockholders of the parent was NT$1.20 billion, with earnings per ordinary share of NT$0.10.

Jason Wang, co-president of UMC, said, “In the first quarter, foundry revenue declined 8.3% QoQ to NT$32.56 billion, leading to a foundry operating loss of 4.6%. Utilization rate was 83%, bringing wafer shipments to 1.61 million 8-inch equivalent wafers. Although overall wafer demand declined during the first quarter, we observed stable wafer shipments from the wireless communications segment, solidified by smartphone related components such as display, RF, application processor and baseband modem. We continue to build on our promise of building shareholder value, and in Q1 our Board of Directors proposed to distribute a cash dividend of approximately NT$0.58 per share, subject to shareholder approval during the annual shareholder meeting (AGM).”

Co-president Wang further commented, “Entering the second quarter of 2019, UMC will sustain its energy on its continuing transformation, which will allow us to best take advantage of improving wafer demand within wired and wireless communication segments, with smartphones, networking, and display related products currently seeing better than expected conditions. Going forward, our strategy to stay focused on developing existing logic and specialty solutions across numerous technology platforms will help us enhance our market relevance to secure future business and expand our presence in the IC industry. We are confident that by continuing to responsibly execute our technology development, capacity expansion and customer service, we can bring optimal value to the company, its shareholders, and employees.”

Second Quarter of 2019 Outlook & Guidance

Wafer Shipments: To increase by 6-7%

ASP in USD: To increase by 3%

Profitability: Gross profit margin will be in the low teens % range

Foundry Segment Capacity Utilization: mid-80% range

2019 CAPEX for Foundry Segment: US$1.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.4

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2019/04/24

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 10,024 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.5

The announcement of UMC Board of Directors’ Resolution to convene the Annual General Meeting (Addition of proposals)

1. Date of the board of directors’ resolution: 2019/04/24

2. Date for convening the shareholders' meeting: 2019/06/12

3. Location for convening the shareholders’ meeting: UMC’s Fab 8S Conference Hall (No. 16, Creation Rd. 1, Hsinchu Science Park)

4. Cause or subjects for convening the meeting

(1) Report Items:

1. 2018 business report

2. Audit Committee’s report of the 2018 audited financial reports

3. 2018 distributable compensation for employees and directors

4. The status of private placement

5. The status of the 19th share repurchase program

6. The status of HeJian Technology (Suzhou) Co., Ltd., a subsidiary of the Company, to issue an initial public offering (“IPO”) of RMB denominated ordinary shares (A-shares) on the Shanghai Stock Exchange

5. Cause or subjects for convening the meeting

(2) Matters for Ratification:

1. The Company’s 2018 business report and financial statements

2. The Company’s 2018 earnings distribution

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

1. To amend the Company’s “Acquisition or Disposal of Assets Procedure”

2. To amend the Company’s “Financial Derivatives Transaction Procedure”

3. To amend the Company’s “Loan Procedure”

4. To amend the Company’s “Endorsements and Guarantees Procedure”

7. Cause or subjects for convening the meeting

(4) Elections: None

8. Cause or subjects for convening the meeting

(5) Other Proposals: None

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2019/04/14

11. Book closure ending date: 2019/06/12

12. Any other matters that need to be specified: None

Exhibit 99.6

Board’s Resolution of share repurchase program

1. Date of the board of directors’ resolution: 2019/04/24

2. Purpose of the share repurchase: for cancellation

3. Type of shares to be repurchased: Common shares

4. Ceiling on total monetary amount of the share repurchase: NTD$93,261,525 thousand

5. Scheduled period for the repurchase: 2019/04/25~2019/06/24

6. Number of shares to be repurchased: A maximum of 200,000,000 shares

7. Repurchase price range: NTD$8.40 to NTD$18.10 per share

8. Method for the repurchase: Purchased directly from the open market

9. Ratio of the shares to be repurchased to total issued shares of the Company: 1.65%

10. Number of the Company’s own shares held at the time of reporting: 200,000,000 shares

11. Status of repurchases within three years prior to the time of reporting:

700,000,000 shares had been repurchased from 2016/05/13 to 2019/01/04

12. Status of repurchases that have been reported but not yet completed: None

13. Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 20th share repurchase program and the declaration of capital maintenance.

(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the repurchase: for cancellation

b. Buyback period: 2019/04/25~2019/06/24

c. Number of shares to be repurchased: A maximum of 200,000,000 shares

d. Repurchase price range: NTD$8.40 to NTD$18.10 per share, if the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The declaration of capital maintenance.

(2)It is proposed to authorize chairman or person assigned by chairman to represent the Company to handle the amendment according to governmental direction.

Resolution: Approved

14. The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

15. The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16. Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 1.65% of UMC’s outstanding shares, and the maximum amount for repurchase program is 2.56% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the repurchase program.

17. Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:

The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC’s financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.

18. Other particular specified by the Securities and Futures Bureau: None

Exhibit 99.7

United Microelectronics Corporation

April 9, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
March	Net sales	10,325,739	12,412,192	(2,086,453)	(16.81)%
Year-to-Date	Net sales	32,582,959	37,497,137	(4,914,178)	(13.11)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,690,000	0	20,606,972
Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of March 31, 2019 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	92,731,375
UMC (Note2)	15,472,280	15,447,130	92,731,375

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018 and October 24, 2018, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 503 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,346,175	2,383,900	0
Fair Value	0	0	3,615	0
Net profit (loss) from Fair Value	0	0	54	0
Written-off Trading
Contracts	0	0	10,856,940	0
Realized profit (loss)	0	0	(640)	0

Exhibit 99.8

United Microelectronics Corporation

For the month of March, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2019	Number of shares as of March 31, 2019	Changes
Vice President Vice President Vice President Vice President Vice President Vice President Associate Vice President	Lucas S Chang Wenchi Ting Ming Hsu Jerry CJ Hu TS Wu Francia Hsu Chih Chong Wang	600,000 600,000 553,000 605,000 299,809 270,000 190,000	0 450,000 413,000 225,000 169,809 130,000 100,000	(600,000) (150,000) (140,000) (380,000) (130,000) (140,000) (90,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2019	Number of shares as of March 31, 2019	Changes
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